Filed Pursuant to Rule 433
Registration Statements Nos. 333-183920, 333-204289 and 333-208778
June 14, 2017

Issuer Free Writing Prospectus

Republic of Chile
US$1,541,831,000 3.860% Notes due 2047
Final Terms and Conditions
As of June 13, 2017

Issuer:	Republic of Chile.

Title:	3.860% Notes due 2047.

Expected Ratings(1):	Aa3 /AA- / A+ (Moody’s / S&P / Fitch).

Currency:	U.S. Dollars (US$).

Principal Amount(2):	US$1,541,831,000.

Maturity Date:	June 21, 2047.

Settlement Date (T+6):	June 21, 2017.

Benchmark Treasury:	UST 3.000% due February 15, 2047.

Benchmark Treasury Price/Yield:	102-19+/2.869%.

Spread to Benchmark Treasury:	100 basis points.

Yield to Maturity:	3.869%.

Public Offering Price:	99.841% plus accrued interest from June 21, 2017.

Interest:	3.860% per annum payable semi-annually in arrears.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid semi-annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on June 21 and December 21 of each year, commencing on December 21, 2017.

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof.

Day Count:	30/360.

Format:	SEC Registered; Global.

CUSIP/ISIN:	168863CE6/US168863CE60.

Concurrent Offering:

The Republic of Chile is also offering €700,000,000 additional principal amount of its Euro-denominated 1.875% Notes due 2030 in an offering registered with the Securities and Exchange Commission (the “SEC”).

Governing Law:	New York.

Listing:	Application will be made to list the notes on the official list of the Luxembourg Stock Exchange and to admit the notes for trading on the Euro MTF Market.

Joint Bookrunners (Allocation):	Citigroup Global Markets Inc. (US$385,457,000) Goldman Sachs & Co. LLC (US$385,457,000) HSBC Securities (USA) Inc. (US$385,457,000) J.P. Morgan Securities LLC (US$385,460,000)

(1) The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited.  Each of the security ratings above should be evaluated independently of any other security rating.

(2) The principal amount of Notes includes US$298,831,000 (face value of Notes) intended to fund the purchase of Old Notes (as such term is defined in the Offer to Purchase dated June 13, 2017 of the Republic of Chile (the “Offer to Purchase”)) in the concurrent tender offer pursuant to the Offer to Purchase.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

•            https://www.sec.gov/Archives/edgar/data/19957/000104746917003959/a2232419z424b3.htm

•            https://www.sec.gov/Archives/edgar/data/19957/000110465917038709/0001104659-17-038709-index.htm

•            https://www.sec.gov/Archives/edgar/data/19957/000090342315000718/rocsb.htm

•            https://www.sec.gov/Archives/edgar/data/19957/000104746915004868/0001047469-15-004868-index.htm

•            https://www.sec.gov/Archives/edgar/data/19957/000114420412051547/0001144204-12-051547-index.htm

Delivery of the notes is expected on or about June 21, 2017, which will be the sixth business day following the date of pricing of the notes. Under Rule 15c6—1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the Closing Date may be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, HSBC Securities (USA) Inc. at 1-866-811-8049, and J.P. Morgan Securities LLC at 1-866-846-2874.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.